FOR IMMEDIATE DISTRIBUTION

TIME INC. TO OPEN NEW GLOBAL HEADQUARTERS AT

BROOKFIELD PLACE IN LOWER MANHATTAN

Media Firm Signs 700,000-Square-Foot Lease at 225 Liberty Street

NEW YORK, May 22, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has signed a lease with Time Inc. for 700,000 square feet at 225 Liberty St. – one of the five office towers of the Brookfield Place complex in Lower Manhattan. Time Inc. will be relocating its global headquarters from Midtown Manhattan.

“Time Inc. joins the growing list of highly regarded media, publishing and creative companies relocating downtown to reap the benefits of operating in the area,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties. “The neighborhood’s alluring mix of restaurants, retail, culture, and transportation access is a driving factor for this downtown migration and the waterfront setting of Brookfield Place is unrivaled in New York City.”

“Our planned headquarters at Brookfield Place will not only reflect the vitality of the new Time Inc., but it will deliver significant cost savings,” commented Joe Ripp, Time Inc. Chairman and CEO. “Lower Manhattan is quickly becoming the new destination for creative businesses and we have ambitious plans for a modern, open workspace that will foster creativity and collaboration across the company.”

“We are thrilled to welcome Time Inc. to Battery Park City,” said Shari Hyman, President and Chief Operating Officer of the Battery Park City Authority. “Time Inc. has been a media industry leader for nearly 100 years and with its new headquarters in Brookfield Place, the company and its employees join a growing list of innovative organizations choosing our wonderful waterfront community to call their own. We look forward to enjoying them as our neighbors.”

Time Inc. is one of the largest branded media companies in the world reaching more than 130 consumers each month across multiple platforms. With influential brands such as Time, People, Fortune, Sports Illustrated, InStyle, Real Simple, Travel + Leisure, Food & Wine and Wallpaper, Time Inc. is home to celebrated events and franchises including the Fortune 500, Time 100 and the Essence Festival.

With Time Inc., Brookfield has re-let 3.0M RSF of the 4.2M RSF Bank of America/Merrill Lynch office space that expired in 2013. Brookfield has leased 2.9M RSF of space in Lower Manhattan in the last 18 months, 60% of which represent relocations from midtown and midtown south.

Time Inc. was represented in lease negotiations by Mitch Steir, Michael Colacino, Matthew Barlow and Howard Nottingham of Studley. Brookfield was represented in-house by Jerry Larkin, David Cheikin and Alex Liscio.

Brookfield Place is in the midst of a $250 million renovation of its retail and common areas which will be fully completed in 2015. In the next few weeks, Brookfield Place will open Hudson Eats – a collection of 14 fast-casual eateries with 600 seats overlooking the Hudson. To follow will be six new sit-down restaurants, a French-inspired waterfront marketplace, and a curated luxury fashion collection, making Brookfield Place the preferred downtown destination for dining, shopping and culture. Also opening at Brookfield Place will be an Equinox fitness center and the Institute of Culinary Education.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totaling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

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Media Contact:

Melissa Coley, Vice President, Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact:

Matt Cherry, Vice President, Investor Relations

(212) 417-7488; matthew.cherry@brookfield.com